Exhibit 21.1

Archrock Partners, L.P. and Subsidiaries
Company Listing as of December 31, 2017

Company	Ownership	Incorporation

Archrock Partners Finance Corp.	Wholly owned	Delaware
Archrock Partners Operating LLC	Wholly owned	Delaware
Archrock Partners Leasing LLC	Wholly owned	Delaware